

CREW

News Release – October 11, 2006

Toronto Stock Exchange Halt Order

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC** OTC-BB-other: **CRUGF**

LONDON, United Kingdom: October 11, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

The company reports that the Toronto Stock exchange has today issued a Halt Trade Order following issuance late yesterday of a Cease Trade Order by the British Columbia Securities Commission. This order was given as a result of the late filing of certain annual documents. The company's annual audited financial statements and MD&A have been filed and a statutory annual report that is required to be filed in Canada will be filed shortly. The company expects that the orders will then be lifted.

As reported previously the company was late in filing this information due to problems in receiving information from its Philippine subsidiary. This information was received over the past weekend, which lead to the completion of its annual financial statements, audit sign off and completion of the MD&A. This information was filed in British Columbia yesterday.

Jan A Vestrum
President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.